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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                  ___________

                                SCHEDULE 14D-9
                                (Rule 14d-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)


                                BI INCORPORATED
                           (Name of Subject Company)

                                BI INCORPORATED
                     (Name of Person(s) Filing Statement)


                          Common Stock, no par value
                        (Title of Class of Securities)


                                  055467 20 3
                     (CUSIP Number of Class of Securities)


                                David J. Hunter
                                   President
                               6400 Lookout Road
                            Boulder, Colorado 80301
                                (303) 218-1000
           (Name, address and telephone number of person authorized
             to receive notice and communications on behalf of the
                          person(s) filing statement)

                                   Copy to:
                              John G. Lewis, Esq.
                   Ireland, Stapleton, Pryor & Pascoe, P.C.
                           1675 Broadway, 26th Floor
                            Denver, Colorado 80202
                                (303) 623-2700

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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     This Amendment No. 1 to the Solicitation/Recommendation Statement on
Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed on August 18, 2000, by BI Incorporated, a Colorado corporation (the "Company"), relating to an offer by KBII Acquisition Company, Inc., a Colorado corporation and a wholly-owned subsidiary of KBII Holdings, Inc., a Delaware corporation, to purchase all of the outstanding Shares of the Company, at a price of $8.25 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 18, 2000, and the related Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-9.

Item 8.  Additional Information.

Item 8 is hereby amended and supplemented by adding the following section:

Certain Legal Proceedings.

     On August 14, 2000, the next business day after the Offer was announced, M. Dean Briggs, a purported shareholder of the Company, instituted an action in the District Court, County of Boulder, Colorado (the "Complaint"), against the Company and David J. Hunter, William E. Coleman, Mckinley C. Edwards, Jr., Beverly J. Haddon, Jeremy N. Kendall, Perry M. Johnson, Barry J. Nidorf and Byam
K. Stevens, Jr., all of whom are directors of the Company. Messrs. Hunter and Edwards are also officers of the Company. The Company was served through its registered agent, with a copy of the Summons and Complaint on August 21, 2000. The Complaint states that the action is brought as a class action on behalf of the holders of the Company's common stock (the "Class") against the Company, its directors and certain officers, claiming that the defendants "individually and as part of a common plan and scheme or in breach of their fiduciary duties to plaintiff and the other members of the Class, are attempting unfairly to deprive plaintiff and other members of the Class of the true value of their investment in BI" by having the Company enter into the Merger Agreement. Plaintiff Briggs claims that the "merger consideration to be paid to Class members is unconscionable, unfair and grossly inadequate." The suit seeks, among other things, an injunction against the defendants from consummating the Merger, rescission of the Merger Agreement, damages, and attorneys' fees.

     The Company intends to defend the lawsuit vigorously and believes it is without merit. The above description of the lawsuit is qualified in its entirety by the Complaint, a copy of which is filed as Exhibit (e)(10), and incorporated herein by reference.


Item 9.  Material to be Filed as Exhibits.

Item 9 is hereby amended and supplemented by adding the following exhibit:

Exhibit
  No.           Description
-------         -----------

(e)(10) Summons and Complaint of M. Dean Briggs, dated August 14, 2000, against BI Incorporated, et. al. (filed herewith)


                                       2
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2000


                                         BI INCORPORATED

                                         By:  /s/ David J. Hunter
                                              -------------------
                                                  David J. Hunter, President

                                       3
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                                 EXHIBIT INDEX


Exhibit
   No.         Description
 ------        -----------

(e)(10) Summons and Complaint of M. Dean Briggs, dated August 14, 2000, against BI Incorporated, et. al. (filed herewith)